EXHIBIT 99.1

First Mid Bancshares, Inc. Announces Third Quarter 2026 Results

MATTOON, Ill., Oct. 29, 2026 (GLOBE NEWSWIRE) -- First Mid Bancshares, Inc. (NASDAQ: FMBH) (the “Company”) today announced its financial results for the quarter ended September 30, 2026.

Highlights

  Net income of $33.3 million, or $1.25 diluted EPS
  Adjusted quarterly net income* of $33.6 million, or $1.26 diluted EPS
  Announced pending acquisition of Evergreen Bancshares, Inc. (“Evergreen”)
  Total loans of $6.85 billion, quarterly decrease of $85.8 million
  Total deposits of $7.62 billion, quarterly increase of $44.2 million
  Quarterly return on average assets of 1.45%
  In late October, 2026 the Company completed the sale of investment securities with a weighted average yield of 1.51% for a loss of $14.8 million, which provided $175.8 million in cash. The proceeds are expected to be reinvested at higher rates with an earn back period of less than 2 years.
  Agreed to acquire Winship Farm Management in Putnam, IL, which is expected to add over 8,600 acres under management over the next 3 years
  Board of Directors declared a regular quarterly dividend of $0.26 per share

“We delivered another strong period of financial results highlighted by a record high quarter of earnings. Asset quality was strong with lower classifieds and negligible net charge-offs during the quarter. Deposit growth was solid, while loan growth was pressured due to higher payoff activity from customer collateral sales. We continue to put a strategic focus on revenue diversification and fee business growth through the acquisition of Winship Farm Management,” said Matthew Smith, Chief Executive Officer.

“I am pleased to announce our pending acquisition of Evergreen Bancshares and its subsidiary American Bank of Freedom. We are excited to welcome their employees and customers to the First Mid family. This acquisition will deepen and extend our presence in Missouri, Illinois, and Indiana while better positioning us to move past the $10 billion asset threshold,” Smith concluded.

Net Interest Income
Net interest income for the third quarter of 2026 was $79.4 million, a decrease of $0.3 million compared to the second quarter of 2026. The decrease was primarily driven by a decline in average loan balances for the quarter along with an increase in the cost of funding from rate increases and continued deposit pricing competition. Interest income increased by $1.8 million, while interest expense increased by $2.1 million during the period. Accretion income for the third quarter was $3.8 million which was in line with the prior quarter.

In comparison to the third quarter of 2025, net interest income increased $13.0 million, or 19.6%. Interest income was higher by $20.6 million, inclusive of a $0.7 million increase in accretion income. The increase was primarily driven by organic earning asset growth along with the addition of Two Rivers Bank & Trust (“Two Rivers”). Interest expense was higher by $7.6 million compared to the third quarter of last year primarily from higher overall deposit balances including the addition of Two Rivers.

On October 26th, 2026 the Company sold investment securities with a weighted average yield of 1.51% for a loss of $14.8 million, which provided $175.8 million in cash. The transaction will be reflected in the fourth quarter financial results. The Company expects to reinvest this cash at higher rates with an expected earn back period of less than 2 years.

Net Interest Margin
Net interest margin, on a tax equivalent basis*, was 3.76% for the third quarter of 2026 representing a decrease of 3 basis points from the prior quarter. The yield on earning assets improved by 6 basis points compared to the second quarter, but was outpaced by the increase in the average cost of funds. The increase in the average cost of funds was primarily from overall rate movements and deposit pricing competition.

Loan Portfolio
Total loans ended the quarter at $6.85 billion, representing a decrease of $85.8 million for the quarter on a combination of elevated payoffs and disciplined pricing decisions. The decrease for the quarter was primarily in commercial real estate loans. This was primarily driven by the partial collateral sale of a multi-location business and subsequent loan payoff. Growth in other portfolios was well diversified.

Asset Quality
Asset quality improved for the quarter with overall criticized assets declining $45.9 million. Special mention loans decreased by $37.6 million to $101.5 million and substandard loans decreased by $8.3 million to $131.6 million. Non-performing loans had a modest increase of $1.8 million to $43.1 million. The declines in criticized assets were primarily driven by a combination of upgrades, paydowns, and external refinances.

The allowance for credit losses (“ACL”) ended the period at $86.5 million and the ACL to total loans ratio was 1.26%, which was a 1 basis point increase compared to the second quarter of 2026. In addition to the overall ACL, an unearned discount of $37.1 million remains at quarter end. Provision expense of $0.3 million was released during the quarter due to lower loan balances as well as minimal net charge offs of $0.2 million.

The ratio of non-performing loans to total loans was 0.63%, which was an increase from 0.60% in the prior quarter. The ACL to non-performing loans ratio was 201%, a decrease from 211% in the prior quarter primarily from the modest increase in non-performing loans and the slight decline in the ACL during the quarter. The ratio of non-performing assets to total assets remained flat compared to the prior quarter at 0.51%.

Deposits
Total deposits ended the quarter at $7.62 billion, which represented an increase of $44.2 million from the prior quarter. Money market accounts had the largest growth compared to the prior quarter with a $198.8 million increase. This growth was driven by the Company's deposit product refresh in early 2026 and continued marketing of these products. The average cost of interest-bearing deposits for the quarter was 2.16%, an increase of 18 basis points from the end of the previous quarter, primarily due to overall rate movements and continued deposit pricing competition.

Non-Interest Income
Non-interest income for the third quarter of 2026 was $27.2 million compared to $28.8 million in the prior quarter and $22.9 million in the third quarter of 2025.

Wealth management revenues for the quarter were $7.4 million. Revenues decreased $0.8 million compared to the second quarter primarily from seasonality. Overall Ag Services revenue was $2.0 million in the period compared to $1.9 million in the prior quarter and $1.8 million in the third quarter of 2025. Insurance commissions for the quarter were $7.5 million, which was $1.3 million lower than the second quarter due to seasonality of contingent revenues. Third quarter insurance commissions were an increase of $0.4 million compared to the third quarter of 2025.

Non-Interest Expenses
Non-interest expense for the third quarter of 2026 totaled $65.0 million compared to $70.6 million in the second quarter of 2026. This decrease was primarily due to lower one-time merger-related costs that were recognized in the second quarter. During the third quarter, acquisition-related expenses related to Two Rivers totaled $0.4 million compared to $7.1 million in the prior quarter. Salaries and benefits expense increased by $1.0 million compared to the prior quarter primarily due to additional variable compensation for overperformance compared to plan.

The Company’s efficiency ratio*, as adjusted in the non-GAAP reconciliation table herein, for the third quarter of 2026 was 56.13% compared to 54.39% in the prior quarter and 58.75% for the same period last year.

Capital Levels and Dividend
The Company’s capital levels remained strong and above the “well capitalized” levels. Capital levels ended the period as follows:

Total capital to risk-weighted assets	15.79%
Tier 1 capital to risk-weighted assets	14.39%
Common equity tier 1 capital to risk-weighted assets	13.91%
Leverage ratio	11.29%

Tangible book value per share* decreased $0.06, or 0.2% during the third quarter of 2026. The decrease was driven by an increase in the Company's unrealized loss position in its investment portfolio of $32.3 million. This increase in the unrealized loss position lowered tangible book value per share* by $1.21 which was materially offset by earnings growth. During the quarter, the Company paid off $10.0 million of subordinated debt with cash on hand.

The Company’s Board of Directors declared its regular quarterly dividend of $0.26 payable on December 1, 2026 to the shareholders of record as of November 16, 2026.

About First Mid
First Mid Bancshares, Inc. (“First Mid”) is the parent company of First Mid Bank & Trust, N.A., First Mid Insurance Group, Inc., and First Mid Wealth Management Co. First Mid is a $9.4 billion community-focused organization that provides a full-suite of financial services including banking, wealth management, brokerage, Ag services, and insurance through a sizeable network of locations throughout Illinois, Missouri, Texas, Wisconsin, and Iowa and a loan production office in the greater Indianapolis area. Together, our First Mid team takes great pride in providing solutions and services to the customers and communities and has done so over the last 160 years. More information about the Company is available on our website at www.firstmid.com.

*Non-GAAP Measures
In addition to reports presented in accordance with generally accepted accounting principles (“GAAP”), this release contains certain non-GAAP financial measures. The Company believes that such non-GAAP financial measures provide investors with information useful in understanding the Company’s financial performance. Readers of this release, however, are urged to review these non-GAAP financial measures in conjunction with the GAAP results as reported. These non-GAAP financial measures are detailed as supplemental tables and include “Adjusted Net Income,” “Adjusted Diluted EPS,” “Efficiency Ratio,” “Net Interest Margin, tax equivalent,” “Tangible Book Value per Common Share,” “Adjusted Tangible Book Value per Common Share,” “Adjusted Return on Average Assets,” and “Adjusted Return on Average Common Equity”. Refer to non-GAAP reconciliation tables herein for reconciliation to comparable GAAP measures. While the Company believes these non-GAAP financial measures provide investors with a broader understanding of the capital adequacy, funding profile and financial trends of the Company, this information should be considered as supplemental in nature and not as a substitute to the related financial information prepared in accordance with GAAP. These non-GAAP financial measures may also differ from the similar measures presented by other companies.

Forward Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding First Mid Bancshares, Inc. (“First Mid”), Evergreen Bancshares, Inc. (“Evergreen”) and the proposed transactions, including statements regarding anticipated benefits, integration, timing, approvals, customer relationships, operating results, expenses, market conditions, credit quality, liquidity, loan and deposit activity, and other expectations regarding the combined business. First Mid intends for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “will,” “may,” “should,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that the anticipated benefits of the proposed transactions will not be realized within the expected time period; the risk that integration of Evergreen with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated; changes in interest rates; general economic conditions and market-area conditions; legislative and/or regulatory changes; risks relating to Evergreen as a privately held company whose business and financial information has not been subject to public company reporting requirements; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality, composition and valuation of loan and investment portfolios; demand for loan products; deposit flows; competition; demand for financial services; accounting principles, policies and guidelines; and the ability to complete the proposed transactions or any of the foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, is included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, First Mid does not undertake any obligation to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information
First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transactions. The registration statement will include a proxy statement of Evergreen that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Evergreen. Evergreen shareholders are urged to read the proxy statement/prospectus when it becomes available, which will contain important information about First Mid, Evergreen and the proposed transactions, including detailed risk factors. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, PO Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Evergreen upon written request to Evergreen Bancshares, Inc., 1701 Macklind Avenue, St. Louis, MO 63110, Attention: Chief Financial Officer. A final proxy statement/prospectus will be mailed to the shareholders of Evergreen.

Participants in the Solicitation
First Mid and Evergreen, and certain of their respective directors, executive officers, and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2026 annual meeting of stockholders, which was filed with the SEC on March 17, 2026. This document can be obtained free of charge from the sources provided above. Information about Evergreen’s directors and executive officers, and a description of their direct and indirect interests in the proposed transactions, by security holdings or otherwise, will be included in the proxy statement/prospectus when it becomes available. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Investor Contacts
Austin Frank	Jordan Read
SVP, Director of Investor Relations	EVP, Chief Financial and Risk Officer
217-258-5522	217-258-3528
afrank@firstmid.com	jread@firstmid.com

- Tables Follow -

FIRST MID BANCSHARES, INC.
Condensed Consolidated Balance Sheets
(In thousands, unaudited)

	As of
	September 30,	December 31,	September 30,
	2026	2025	2025

Assets
Cash and cash equivalents	$511,334	$254,920	$277,087
Investment securities	1,338,631	1,085,499	1,098,093
Loans (including loans held for sale)	6,848,571	6,011,374	5,824,038
Less allowance for credit losses	(86,496)	(74,875)	(72,925)
Net loans	6,762,075	5,936,499	5,751,113
Premises and equipment, net	101,869	90,782	94,673
Goodwill and intangibles, net	269,877	253,016	255,217
Bank Owned Life Insurance	188,584	174,915	173,588
Other assets	217,950	171,027	180,597
Total assets	$9,390,320	$7,966,658	$7,830,368

Liabilities and Stockholders' Equity
Deposits:
Non-interest bearing	$1,465,347	$1,392,534	$1,450,244
Interest bearing	6,150,417	5,002,739	4,839,299
Total deposits	7,615,764	6,395,273	6,289,543
Repurchase agreements with customers	187,726	196,716	200,506
Other borrowings	359,186	270,000	245,000
Junior subordinated debentures	34,133	24,454	24,419
Subordinated debt	22,773	60,008	79,645
Other liabilities	73,843	61,515	59,076
Total liabilities	8,293,425	7,007,966	6,898,189

Total stockholders' equity	1,096,895	958,692	932,179
Total liabilities and stockholders' equity	$9,390,320	$7,966,658	$7,830,368

FIRST MID BANCSHARES, INC.
Condensed Consolidated Statements of Income
(In thousands, except per share data and share amounts, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
Interest income:
Interest and fees on loans	$104,013	$87,020	$297,667	$251,722
Interest on investment securities	10,733	7,659	27,993	21,331
Interest on federal funds sold & other deposits	1,972	1,456	6,562	4,042
Total interest income	116,718	96,135	332,222	277,095
Interest expense:
Interest on deposits	33,165	25,179	88,267	73,865
Interest on securities sold under agreements to repurchase	941	1,105	2,996	3,503
Interest on other borrowings	2,148	2,186	7,125	6,060
Interest on subordinated debt	500	850	2,380	2,648
Interest on jr. subordinated debentures	588	452	1,634	1,384
Total interest expense	37,342	29,772	102,402	87,460
Net interest income	79,376	66,363	229,820	189,635
Provision (release of provision) for credit losses	(299)	3,353	3,844	7,572
Net interest income after provision for credit losses	79,675	63,010	225,976	182,063
Non-interest income:
Wealth management revenues	7,370	5,145	21,951	16,350
Insurance commissions	7,529	7,089	27,206	24,854
Service charges	4,156	3,240	10,695	9,136
Net securities gains/(losses)	35	(1,930)	118	(2,111)
Mortgage banking revenues	946	1,255	2,481	3,036
ATM/debit card revenue	4,900	4,182	13,834	12,464
Other	2,276	3,928	6,201	7,637
Total non-interest income	27,212	22,909	82,486	71,366
Non-interest expense:
Salaries and employee benefits	39,411	33,570	112,887	98,941
Net occupancy and equipment expense	10,289	9,196	31,007	25,544
Net other real estate owned expense	537	217	967	393
FDIC insurance	1,016	874	3,019	2,596
Amortization of intangible assets	3,718	3,128	10,897	9,480
Stationery and supplies	339	411	952	1,209
Legal and professional expense	2,954	2,454	8,414	8,287
ATM/debit card expense	2,096	2,052	6,121	5,027
Marketing and donations	954	959	2,596	2,588
Other	3,648	4,285	19,454	12,315
Total non-interest expense	64,962	57,146	196,314	166,380
Income before income taxes	41,925	28,773	112,148	87,049
Income taxes	8,628	6,311	24,735	18,978
Net income	$33,297	$22,462	$87,413	$68,071

Per Share Information
Basic earnings per common share	$1.26	$0.94	$3.37	$2.85
Diluted earnings per common share	1.25	0.94	3.36	2.84

Weighted average shares outstanding	26,455,825	23,876,020	25,903,440	23,867,537
Diluted weighted average shares outstanding	26,601,826	23,997,198	26,039,726	23,981,938

FIRST MID BANCSHARES, INC.
Condensed Consolidated Statements of Income
(In thousands, except per share data and share amounts, unaudited)

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2026	2026	2026	2025	2025
Interest income:
Interest and fees on loans	$104,013	$102,668	$90,986	$86,972	$87,020
Interest on investment securities	10,733	9,375	7,885	7,552	7,659
Interest on federal funds sold & other deposits	1,972	2,841	1,749	1,371	1,456
Total interest income	116,718	114,884	100,620	95,895	96,135
Interest expense:
Interest on deposits	33,165	30,328	24,774	24,462	25,179
Interest on securities sold under agreements to repurchase	941	1,030	1,025	987	1,105
Interest on other borrowings	2,148	2,579	2,398	2,341	2,186
Interest on subordinated debt	500	710	1,170	1,142	850
Interest on jr. subordinated debentures	588	578	468	433	452
Total interest expense	37,342	35,225	29,835	29,365	29,772
Net interest income	79,376	79,659	70,785	66,530	66,363
Provision (release of provision) for credit losses	(299)	1,545	2,598	2,349	3,353
Net interest income after provision for credit losses	79,675	78,114	68,187	64,181	63,010
Non-interest income:
Wealth management revenues	7,370	8,206	6,375	6,591	5,145
Insurance commissions	7,529	8,870	10,807	7,441	7,089
Service charges	4,156	3,459	3,080	3,161	3,240
Net securities gains/(losses)	35	63	20	(398)	(1,930)
Mortgage banking revenues	946	814	721	624	1,255
ATM/debit card revenue	4,900	4,799	4,135	3,947	4,182
Other	2,276	2,622	1,303	319	3,928
Total non-interest income	27,212	28,833	26,441	21,685	22,909
Non-interest expense:
Salaries and employee benefits	39,411	38,460	35,016	35,674	33,570
Net occupancy and equipment expense	10,289	10,892	9,826	11,035	9,196
Net other real estate owned expense	537	218	212	146	217
FDIC insurance	1,016	1,063	940	880	874
Amortization of intangible assets	3,718	3,878	3,301	2,963	3,128
Stationery and supplies	339	311	302	561	411
Legal and professional expense	2,954	2,760	2,700	2,459	2,454
ATM/debit card expense	2,096	2,218	1,807	1,918	2,052
Marketing and donations	954	818	824	760	959
Other	3,648	10,009	5,797	(529)	4,285
Total non-interest expense	64,962	70,627	60,725	55,867	57,146
Income before income taxes	41,925	36,320	33,903	29,999	28,773
Income taxes	8,628	8,531	7,576	6,321	6,311
Net income	$33,297	$27,789	$26,327	$23,678	$22,462

Per Share Information
Basic earnings per common share	$1.26	$1.05	$1.06	$0.99	$0.94
Diluted earnings per common share	1.25	1.04	1.06	0.99	0.94

Weighted average shares outstanding	26,455,825	26,458,805	24,777,247	23,891,160	23,876,020
Diluted weighted average shares outstanding	26,601,826	26,604,784	24,893,802	24,000,061	23,997,198

FIRST MID BANCSHARES, INC.
Consolidated Financial Highlights and Ratios
(Dollars in thousands, except per share data, unaudited)

	As of and for the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2026	2026	2026	2025	2025

Loan Portfolio
Construction and land development	$386,754	$361,748	$316,723	$360,687	$336,795
Farm real estate loans	426,928	422,537	400,783	373,408	367,473
1-4 Family residential properties	735,724	733,869	734,053	489,854	495,537
Multifamily residential properties	393,982	390,847	456,185	339,482	330,549
Commercial real estate	2,815,862	2,923,176	2,948,024	2,564,670	2,432,180
Loans secured by real estate	4,759,250	4,832,177	4,855,768	4,128,101	3,962,534
Agricultural operating loans	363,770	356,814	370,931	308,275	311,594
Commercial and industrial loans	1,469,640	1,502,951	1,499,079	1,381,598	1,349,863
Consumer loans	31,637	35,478	39,597	31,918	36,317
All other loans	224,274	206,922	178,901	161,482	163,730
Total loans	6,848,571	6,934,342	6,944,276	6,011,374	5,824,038

Deposit Portfolio
Non-interest bearing demand deposits	$1,465,347	$1,486,592	$1,489,747	$1,392,534	$1,450,244
Interest bearing demand deposits	2,337,451	2,435,498	2,394,069	2,095,370	1,901,516
Savings deposits	690,034	711,999	781,451	639,412	617,311
Money Market	1,572,439	1,373,685	1,307,240	1,138,464	1,184,964
Time deposits	1,550,493	1,563,770	1,575,132	1,129,493	1,135,508
Total deposits	7,615,764	7,571,544	7,547,639	6,395,273	6,289,543

Asset Quality
Non-performing loans	$43,069	$41,293	$44,074	$31,948	$22,199
Non-performing assets	48,099	47,098	49,621	34,807	23,670
Net charge-offs (recoveries)	194	1,370	1,500	399	1,588
Allowance for credit losses to non-performing loans	200.83%	210.66%	196.98%	234.37%	328.51%
Allowance for credit losses to total loans outstanding	1.26%	1.25%	1.25%	1.25%	1.25%
Nonperforming loans to total loans	0.63%	0.60%	0.63%	0.53%	0.38%
Nonperforming assets to total assets	0.51%	0.51%	0.53%	0.44%	0.30%
Special Mention loans	101,513	139,154	179,648	120,510	61,195
Substandard and Doubtful loans	131,598	139,902	109,127	79,956	75,309

Common Share Data
Common shares outstanding	26,601,445	26,594,524	26,609,307	23,986,299	23,996,833
Book value per common share	$41.23	$41.43	$40.46	$39.97	$38.85
Tangible book value per share(1)	31.09	31.15	30.04	29.42	28.21
Tangible book value per share excluding other comprehensive income at period end(1)	36.24	35.09	34.12	33.64	32.79
Market price of stock	48.74	48.09	41.19	39.00	37.88

Key Performance Ratios and Metrics
End of period earning assets	$8,670,790	$8,496,204	$8,574,933	$7,325,978	$7,101,811
Average earning assets	8,470,595	8,520,559	7,670,723	7,168,176	7,014,675
Average rate on average earning assets (tax equivalent)	5.51%	5.45%	5.36%	5.35%	5.48%
Average rate on cost of funds	1.85%	1.75%	1.67%	1.71%	1.75%
Net interest margin (tax equivalent)(1)	3.76%	3.79%	3.78%	3.73%	3.80%
Return on average assets	1.45%	1.20%	1.26%	1.21%	1.17%
Adjusted return on average assets(1)	1.46%	1.45%	1.37%	1.30%	1.21%
Return on average common equity	12.07%	10.19%	10.45%	10.01%	9.95%
Adjusted return on average common equity(1)	12.19%	12.25%	11.29%	10.71%	10.34%
Return on average tangible common equity	16.02%	13.64%	14.10%	13.68%	13.88%
Adjusted return on average tangible common equity	16.17%	16.39%	15.24%	14.63%	14.42%
Efficiency ratio (tax equivalent)(1)	56.13%	54.39%	55.86%	57.55%	58.75%
Full-time equivalent employees	1,313	1,316	1,335	1,170	1,178
[1] Non-GAAP financial measure. Refer to reconciliation to the comparable GAAP measure.

FIRST MID BANCSHARES, INC.
Net Interest Margin
(Dollars in thousands, unaudited)

	For the Quarter Ended September 30, 2026
	QTD Average		Average
	Balance	Interest	Rate
INTEREST EARNING ASSETS
Interest bearing deposits	$242,510	$1,930	3.16%
Federal funds sold	75	1	5.29%
Certificates of deposits investments	4,281	41	3.80%
Investment Securities	1,333,818	11,243	3.37%
Loans (net of unearned income)	6,889,911	104,345	6.01%

Total interest earning assets	8,470,595	117,560	5.51%

NONEARNING ASSETS
Other nonearning assets	797,980
Allowance for loan losses	(87,905)

Total assets	$9,180,670

INTEREST BEARING LIABILITIES
Demand deposits	$3,792,673	$19,524	2.04%
Savings deposits	705,758	316	0.18%
Time deposits	1,585,639	13,324	3.33%
Total interest bearing deposits	6,084,070	33,164	2.16%
Repurchase agreements	191,935	941	1.95%
FHLB advances	175,815	1,519	3.43%
Federal funds purchased	89	1	0.00%
Subordinated debt	24,266	500	8.17%
Jr. subordinated debentures	34,100	588	6.84%
Other debt	39,501	628	6.31%
Total borrowings	465,706	4,177	3.56%
Total interest bearing liabilities	6,549,776	37,341	2.26%

NONINTEREST BEARING LIABILITIES
Demand deposits	1,459,511	Avg Cost of Funds	1.85%
Other liabilities	68,135
Stockholders' equity	1,103,248

Total liabilities & stockholders' equity	$9,180,670

Net Interest Earnings / Spread		$80,219	3.25%

Tax effected yield on interest earning assets			3.76%

Net interest margin, tax equivalent is a non-GAAP financial measure. Refer to reconciliation to the comparable GAAP measure.

FIRST MID BANCSHARES, INC.
Reconciliation of Non-GAAP Financial Measures
(Dollars in thousands, except per share data, unaudited)

	As of and for the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2026	2026	2026	2025	2025

Net interest income as reported	$79,376	$79,659	$70,785	$66,530	$66,363
Net interest income, (tax equivalent)	80,219	80,459	71,581	67,314	67,143
Average earning assets	8,470,595	8,520,559	7,670,723	7,168,176	7,014,675
Net interest margin (tax equivalent)	3.76%	3.79%	3.78%	3.73%	3.80%

Common stockholder's equity	$1,096,895	$1,101,744	$1,076,626	$958,692	$932,179
Goodwill and intangibles, net	269,877	273,456	277,347	253,016	255,217
Common shares outstanding	26,601	26,595	26,609	23,986	23,997
Tangible Book Value per common share	$31.09	$31.15	$30.04	$29.42	$28.21
Accumulated other comprehensive loss (AOCI)	(137,145)	(104,824)	(108,708)	(101,301)	(110,012)
Adjusted tangible book value per common share	$36.24	$35.09	$34.12	$33.64	$32.79

FIRST MID BANCSHARES, INC.
Reconciliation of Non-GAAP Financial Measures
(Dollars in thousands, except per share data, unaudited)

	As of and for the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2026	2026	2026	2025	2025
Adjusted earnings reconciliation
Net Income - GAAP	$33,297	$27,789	$26,327	$23,678	$22,462
Adjustments (post-tax)(1)
Net (gain)/loss on securities sales	(28)	(50)	(16)	314	1,525
Net loss on subordinated debt repayment	24	74	-	237	-
Net loss on other investments	-	-	422	349	-
Technology project expenses	-	-	25	761	360
Net gain on real estate	-	-	-	(443)	(1,033)
Severance expense	-	-	-	-	15
Integration and acquisition expenses	325	5,586	1,690	434	13
Total adjustments (non-GAAP)	$321	$5,610	$2,122	$1,652	$880

Adjusted earnings - non-GAAP	$33,618	$33,399	$28,449	$25,330	$23,342
Adjusted diluted earnings per share (non-GAAP)	$1.26	$1.26	$1.14	$1.06	$0.97
Adjusted return on average assets (non-GAAP)	1.46%	1.45%	1.37%	1.30%	1.21%
Adjusted return on average common equity (non-GAAP)	12.19%	12.25%	11.29%	10.71%	10.34%

Efficiency ratio reconciliation
Noninterest expense - GAAP	$64,962	$70,627	$60,725	$55,867	$57,146
Other real estate owned property income (expense)	(537)	(218)	(212)	(76)	(217)
Amortization of intangibles	(3,718)	(3,878)	(3,301)	(2,963)	(3,128)
Gain/(loss) on real estate	-	-	-	560	(95)
Severance expense	-	-	-	-	(19)
Technology project expense	-	-	(32)	(963)	(456)
Integration and acquisition expenses	(411)	(7,071)	(2,139)	(549)	(17)
Adjusted noninterest expense (non-GAAP)	$60,296	$59,460	$55,041	$51,876	$53,214

Net interest income -GAAP	$79,376	$79,659	$70,785	$66,530	$66,363
Effect of tax-exempt income(1)	843	800	796	784	780
Adjusted net interest income (non-GAAP)	$80,219	$80,459	$71,581	$67,314	$67,143

Noninterest income - GAAP	$27,212	$28,833	$26,441	$21,685	$22,909
Gain on real estate sales	-	-	-	-	(1,403)
Net (gain)/loss on securities sales	(35)	(63)	(20)	398	1,930
Net loss on subordinated debt repayment	30	94	-	300	-
Net loss on other investments	-	-	534	442	-
Adjusted noninterest income (non-GAAP)	$27,207	$28,864	$26,955	$22,825	$23,436

Adjusted total revenue (non-GAAP)	$107,426	$109,323	$98,536	$90,139	$90,579

Efficiency ratio (non-GAAP)	56.13%	54.39%	55.86%	57.55%	58.75%

Adjusted return on average tangible common equity reconciliation
Adjusted earnings - non-GAAP	$33,618	$33,399	$28,449	$25,330	$23,342
Annualized adjusted earnings- non-GAAP	134,472	133,596	113,794	101,320	93,368

Average common stockholder's equity	1,103,248	1,090,377	1,008,214	946,150	903,411
Average goodwill	203,683	203,677	203,392	203,391	203,391
Average other intangibles	68,063	71,813	57,973	50,413	52,572
Average tangible common stockholder's equity	$831,502	$814,887	$746,849	$692,346	$647,448

Adjusted return on average tangible common equity (non-GAAP)	16.17%	16.39%	15.24%	14.63%	14.42%
(1) Nonrecurring items (post-tax) and tax-exempt income are calculated using an estimated effective tax rate of 21%.